Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2006	2005	2005	2004	2003	2002	2001
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, minority interests and taxes	$56.9	$49.9	$97.7	$87.6	$188.8	$179.8	$130.4	$90.0	$54.0

Plus:
Fixed charges:
Other Interest expense (includes amortization of deferred financing costs)	$11.5	$12.3	$23.5	$23.7	$49.3	$42.9	$42.7	$38.2	$34.7
Floorplan interest expense	$17.2	$13.1	$32.1	$25.4	$50.7	$43.8	$38.1	$29.4	$29.4
Capitalized interest	$1.5	$0.9	$2.6	$1.9	$4.0	$2.8	$2.2	$2.2	$1.5
Interest factor in rental expense	$11.4	$9.5	$22.3	$18.4	$37.9	$29.9	$24.1	$17.6	$11.6
Preferred stock dividends	$-	$-	$-	$-	$-	$-	$-	$10.5	$14.7
Total fixed charges	$41.6	$35.8	$80.5	$69.4	$141.9	$119.4	$107.1	$97.9	$91.9

Less:
Capitalized interest	$1.5	$0.9	$2.6	$1.9	$4.0	$2.8	$2.2	$2.2	$1.5
Preferred dividends	$-	$-	$-	$-	$-	$-	$-	$10.5	$14.7
Earnings	$97.0	$84.8	$175.6	$155.1	$326.7	$296.4	$235.3	$175.2	$129.7

Ratio of earnings to fixed charges	2.3	2.4	2.2	2.2	2.3	2.5	2.2	1.8	1.4